Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Valero Energy Corp

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Valero Energy Corp [NYSE: VLO]: Due to the company’s FAILURE to:

●	Make a robust commitment to reducing its greenhouse gas (GHG) emissions to net zero by 2050,
●	Align its capital allocation with limiting warming to 1.5°C, and
●	Make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	Joseph W. Gorder, Chairman and Chief Executive Officer (Item 1d),
●	Robert A. Profusek, Lead Independent Director (Item 1i),
●	Fred M. Diaz (Item 1a), H. Paulett Eberhart (Item 1b), Marie A. Ffolkes (Item 1c), Kimberly S. Greene (Item 1e), Deborah P. Majoras (Item 1f), Eric D. Mullins (Item 1g), Donald L. Nickles (Item 1h), Randall J. Weisenberger (Item 1j), and Rayford Wilkins, Jr. (Item 1k).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Valero Energy Corp (“Valero”) is the world’s largest independent refiner, with fifteen petroleum refineries in the U.S., Canada and the United Kingdom.1 It is among the 166 focus companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net-zero emissions transition.”2

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.3 In 2021, the International Energy Agency (IEA) released its Net Zero Emissions by 2050 Scenario (NZE), which sets out a pathway to reduce emissions from the global energy system aligned with limiting warming to 1.5°C. Under the NZE, fossil fuel use falls dramatically in the next decade, and remaining fossil fuel demand can be met through existing supplies and infrastructure. Approving new oil and gas fields is incompatible with this pathway.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. Where the company has failed to take the initial step of committing to net zero emissions by 2050, the entire board should be held accountable.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the oil and gas sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	X
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	X
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Valero has not made a commitment to reduce its emissions to net zero by 2050 or sooner.4 It has instead set two interim targets to reduce, displace or offset scope 1 and 2 emissions from its refining activities, first by 63% from 2011 levels by 2025, and then 100% by 2035.5 These targets do not meet the Climate Action 100+ requirements that a net zero ambition explicitly include at least 95% of a company’s scope 1 and 2 emissions, nor does Valero include any scope 3 emissions in its reduction targets. Its medium term target is not on a trajectory aligned with limiting warming to 1.5°C.6

Moreover, in meeting its 2035 scope 1 and 2 GHG emissions targets, Valero intends to only reduce its emissions directly by 7% through efficiencies in production, with the remaining 93% of emissions to be displaced or offset through the production and sale of ethanol and renewable diesel, global blending and low carbon fuel credits, and carbon capture and storage.7

The projected scope 3 emissions savings associated with ethanol and ‘renewable’ fuels may be lower than expected; recent research shows GHG emissions associated with direct and indirect land-use changes related to crops used for bio-based fuels, namely soybeans and corn, may be more significant than previously understood.8 9 10

Capital allocation

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 6.1	The company is working to decarbonise its capital expenditures.	X
Disclosure Indicator 6.1A	The company explicitly commits to align its capital expenditure plans with its long-term GHG reduction target OR to phase out planned expenditure in unabated carbon intensive assets or products.	X
Disclosure Indicator 6.1B	The company explicitly commits to align its capital expenditure plans with the Paris Agreement’s objective of limiting global warming to 1.5° C AND to phase out investment in unabated carbon intensive assets or products.	X
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Company’s Recent Actions	In the most recent full year (2021), were all the company’s upstream oil and gas CAPEX projects consistent with the IEA’s Beyond 2°C Scenario (B2DS)?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Capex Analysis	What percentage of the company's potential future (2022-2030) unsanctioned oil and gas CAPEX is inconsistent with the IEA's B2DS?	NA
Capital Allocation Alignment Assessment (Carbon Tracker) 4: Net Zero Analysis	What is the company’s oil and gas production level in the 2030s (against a 2022 baseline) assuming no new oil and gas projects are sanctioned as stated by the IEA's NZE?	NA

According to the Climate Action 100+ Net Zero Company Benchmark, Valero has not met any of the indicators for capital allocation alignment; to do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.11

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (Influence Map) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.[12]	24%
Climate Policy Engagement Alignment (Influence Map) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	37%

According to InfluenceMap, Valero received an E- grade for its obstructive climate policy engagement,13 receiving among the lowest scores for policy engagement of all U.S. oil and gas companies on the Climate Action 100+ focus company list.14 The only Climate Action 100+ Net-Zero Company Benchmark climate policy indicator that Valero has met is the disclosure of its trade associations and memberships.15 In 2022, Valero lobbied against proposed heavy-duty vehicle emissions standards, and in favor of limiting local jurisdictions’ ability to regulate greenhouse gas emissions.16

Shareholder Proposal on GHG Reduction Targets (Item 5)

Mercy Investment Services filed a shareholder proposal requesting that the company disclose its climate transition plan to align operations and value chain emissions with a well-below 2°C scenario, and set short-, medium-, and long-term reduction targets for its scope 1, 2, and 3 emissions.17 Given the substantial weaknesses in Valero’s existing GHG reduction and displacement targets, and its current exclusion of scope 3 emissions from its commitments, we urge shareholders to support this proposal.

Shareholder Proposal on Racial Equity Audit (Item 6)

A proposal requesting Valero undertake an independent third-party racial equity audit has been filed by the Service Employees International Union Master Trust.18 As detailed by the supporting statement, Valero has come under fire for polluting communities of color.19 20 It ranks as the 55th worst toxic air polluter in the U.S., and 71% of those affected are nonwhite.21 The proponents also note Valero’s political spending and lobbying activities are potentially harmful to Black and communities of color.22

Comprehensive independent corporate racial equity audits should be standard practice as a complement to company disclosures and targets. Majority Action recommends that all racial equity audit or civil rights audit shareholder proposals be supported, unless the company has already conducted such an audit within the last five years and has established a governance mechanism for ongoing oversight of racial equity across their products, practices, and policies.

Conclusion: Valero has failed to set a robust net zero emissions by 2050 target and realign its capital allocation and policy influence to limit warming to 1.5°C. Therefore, we recommend that shareholders vote AGAINST all directors facing re-election at the company’s annual meeting on April 26, 2023, including Chairman and Chief Executive Officer Joseph W. Gorder, Lead Independent Director Robert A. Profusek, and all remaining board members Fred M. Diaz, H. Paulett Eberhart, Marie A. Ffolkes, Kimberly S. Greene, Deborah P. Majoras, Eric D. Mullins, Donald L. Nickles, Randall J. Weisenberger, and Rayford Wilkins, Jr.

1 Valero, “Refining Overview,” (website), https://www.valero.com/refining/oil-refining, accessed April 10, 2023

2 Climate Action 100+, “Companies,” (website), https://www.climateaction100.org/whos-involved/companies/page/4, accessed April 10, 2023

3 U.S. Energy Information Administration, “Total Energy,” (data browser), https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed April 10, 2023

4 Climate Action 100+, “Valero Energy Corp.,” Company Assessment, https://www.climateaction100.org/company/valero-energy-corporation/, accessed April 10, 2023

5 Valero, “Ensuring A Sustainable Future for Generations,” (website), https://www.valero.com/responsibility/environmental-stewardship, accessed April 10, 2023; SEC, “Valero Energy Corporation”, Schedule 14A (Proxy Statement), 2023, https://www.sec.gov/Archives/edgar/data/1035002/000103500223000044/valero2023proxypresentation.htm

6 Climate Action 100+, “Valero Energy Corp.,” Company Assessment

7 Valero, ESG Report, August 2022, https://s23.q4cdn.com/587626645/files/doc_downloads/esg_reports/2022/ESG-Report-August-2022-Spreads.pdf, p. 9

8 Timothy Searchinger, et al., “Use of U.S. Croplands for Biofuels Increases Greenhouse Gases Through Emissions from Land-Use Change,” Science, February 29, 2008, https://www.science.org/doi/10.1126/science.1151861

9 Seth A Spawn, Tyler J Lark and Holly K Gibbs, “Carbon emissions from cropland expansion in the United States,” Environmental Research Letters, April 2, 2019, https://iopscience.iop.org/article/10.1088/1748-9326/ab0399/meta?utm_campaign=Carbon%20Brief%20Daily%20Briefing&utm_content=20220107&utm_medium=email&utm_source=Revue%20Daily, p. 4

10 Tyler J. Lark, et al., “Environmental outcomes of the US Renewable Fuel Standard,” Proceedings of the National Academy of Sciences, February 14, 2022, https://www.pnas.org/doi/abs/10.1073/pnas.2101084119

11 Climword-break: break-all; ate Action 100+, “Valero Energy Corp.,” Company Assessment

12 InfluenceMap, “About Our Scores,” LobbyMap, https://lobbymap.org/page/About-our-Scores, accessed April 10, 2023 (According to InfluenceMap’s methodology “Organisation Score” and “Relationship Score” (expressed as a percentage from 0 to 100) is a measure of how supportive or obstructive the company’s or its industry associations’ engagement is with climate policy aligned with the Paris Agreement, with 0% being fully opposed and 100% being fully supportive.)

13 InfluenceMap, “Valero Energy,” LobbyMap, https://lobbymap.org/company/Valero-Energy, accessed April 10, 2023

14 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

15 Climate Action 100+, “Valero Energy Corp.,” Company Assessment

16 InfluenceMap, “Valero Energy,” LobbyMap, https://lobbymap.org/company/Valero-Energy, accessed April 10, 2023

17 SEC, “Valero Energy Corporation”, Schedule 14A (Proxy Statement), 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/1035002/000103500223000040/vlo-20230322.htm

18 SEC, “Valero Energy Corporation”, Schedule 14A (Proxy Statement), 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/1035002/000103500223000040/vlo-20230322.htm, p. 104

19 Yudith Nieto, “Houston Community Continues Fight Against Valero For Polluting Air With Hydrogen Cyanide,” Sierra Club, August 28, 2020, https://www.sierraclub.org/texas/blog/2020/08/houston-community-continues-fight-against-valero-for-polluting-air-hydrogen

20 Tim Donaghy, “Valero Energy: Blocking Climate Solutions, Taking Handouts,” Greenpeace, September 21, 2020, https://www.greenpeace.org/usa/valero-energy-blocking-climate-solutions-taking-handouts/

21 Political Economic Research Institute, “Toxic 100 Air Polluters Index (2022 Report, Based on 2020 Data),” University of Massachusetts Amherst, https://peri.umass.edu/toxic-100-air-polluters-index-current

22 SEC, “Valero Energy Corporation”, Schedule 14A (Proxy Statement), 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/1035002/000103500223000040/vlo-20230322.htm